EXHIBIT 12.1
BROWN-FORMAN CORPORATION
Computation of Ratios of Earnings to Fixed Charges
(Dollars in millions)

	Year Ended April 30										Six Months Ended
	2002		2003		2004		2005		2006		October 31, 2006
Earnings available for fixed charges	$326.2		$340.5		$388.6		$532.3		$582.8		$334.5

Fixed Charges:
Interest incurred	$9.0		$8.4		$22.4		$21.2		$18.6		$12.1
Portion of rent expense deemed to represent interest factor	4.6		5.1		5.8		5.2		5.4		3.1

Fixed charges	$13.6		$13.5		$28.2		$26.4		$24.0		$15.2

Ratio of earnings to fixed charges	24.0	x	25.2	x	13.8	x	20.1	x	24.3	x	22.1	x